P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

April 30, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transamerica Partners Funds Group (the “Trust”)
(File Nos. 033-61810; 811-07674)

Dear Sir or Madam:

On behalf of the Registrant, we are filing today, via the EDGAR system, Post-Effective Amendment No. 47 under the Securities Act of 1933, as amended (“Securities Act”), to the Registrant’s Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and Rule 8b-16 under the Investment Company Act of 1940, as amended. The Amendment has been electronically coded to show changes from the Registrant’s Prospectuses and Statement of Additional Information filed with respect to certain series of the Registrant (Transamerica Partners Money Market and Transamerica Partners Small Growth) with the Securities and Exchange Commission (the “Commission”) on February 27, 2013 in Post-Effective Amendment No. 46 to the Registrant’s Registration Statement (Accession No. 0001193125-13-079612).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act, and is to be effective on May 1, 2013, for the purpose of making various updates, none of which renders the Amendment ineligible to become effective pursuant to paragraph (b) of Rule 485. No fees are required in connection with this filing.

On behalf of the Registrant, it is hereby acknowledged that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;

•

The action of the Commission or its staff in acknowledging the effective date of this filing does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Registrant may not assert to Commission staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please direct any comments or questions about this filing to the undersigned at (727) 299-1814.

Very truly yours,

/s/ Robert S. Lamont, Jr.
Robert S. Lamont, Jr.
Vice President and Senior Counsel
Transamerica Asset Management, Inc.